Shareholder Meeting Results
(Unaudited)
May 15, 2007 Meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for                 Votes against                 Abstentions

158,088,586               4,904,606                     4,559,235


All tabulations are rounded to the nearest whole number.